August 28, 2023	Mark C. Amorosi mark.amorosi@klgates.com

T +1 202 778 9351

VIA EDGAR AND E-MAIL

Mr. Timothy Worthington

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the Registration Statement on Form N-14 of EQ Advisors Trust (File No. 333-273345)

Dear Messrs. Worthington and Parachkevov:

On behalf of EQ Advisors Trust (the “EQ Trust”), set forth below are disclosure comments that you provided by telephone on August 10, 2023, and accounting comments that you forwarded via email on August 25, 2023, concerning the EQ Trust’s Registration Statement on Form N-14 (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2023, to register shares of beneficial interest of eleven (11) portfolios of the EQ Trust (each, an “EQAT Portfolio”) under the Securities Act of 1933, as amended. The shares are being registered pursuant to an Agreement and Plan of Reorganization and Termination pursuant to which each of eleven (11) corresponding series of EQ Premier VIP Trust (each, a “VIP Portfolio”) will transfer substantially all of its assets to its corresponding EQAT Portfolio in exchange for shares of the EQAT Portfolio. In connection with each such “shell” reorganization, each newly-created EQAT Portfolio will assume the operating and performance history of its corresponding VIP Portfolio. Set forth in italics below is a summary of the disclosure comments that you provided, followed by a summary of the accounting comments that you forwarded, in each case followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

Disclosure Comments

1.	Proxy Statement/Prospectus

a.

Comment: The staff notes that the Registration Statement will become effective automatically under Rule 488 under the Securities Act of 1933, as amended, and that the EQ Trust need not file a pre-effective amendment to the Registration Statement to reflect the staff’s comments. Please confirm that the staff’s comments will be reflected in the definitive filing.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006-1600

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Response: The Trusts confirm that the staff’s comments will be reflected in the definitive filing.

b.	Comment: Please revise the Dear Contractholder letter to include a brief explanation of the purpose of the proposed Reorganizations.

Response: The Trusts have revised the Dear Contractholder letter to include an explanation, as follows:

At the Meeting, the shareholders of the Acquired Portfolios who are entitled to vote at the Meeting, with shareholders of each Acquired Portfolio voting separately, will be asked to approve the Reorganization proposals described above. These transactions would combine all of the portfolios that are advised by Equitable Investment Management Group, LLC (“EIM”) and offered through variable annuity contracts and variable life insurance policies into a single, larger trust, which is expected to eliminate redundancies associated with maintaining two separate trusts for these portfolios and to reduce the costs of administering and operating the portfolios that constitute the mutual fund complex. It is expected that the portfolios will realize efficiencies and savings over time in connection with the Reorganizations and that the proposed transactions will assist in optimizing the structure and operations of the mutual fund complex. [hard return added]

Each Acquired Portfolio and its corresponding Acquiring Portfolio have identical investment objectives, policies (including fundamental investment policies), principal strategies and principal risks….

c.

Comment: In the Summary section of the Proxy Statement/Prospectus, please replace the bold headings (i.e., “Proposals 1.A. through 1.E., 2.A. through 2.E., and 3” and “Proposal 4”) with headings that are more descriptive.

Response: The Trusts have replaced the bold headings, as follows:

Proposals relating to the proposed Reorganizations: In each of Proposals 1.A. through 1.E., 2.A. through 2.E., and 3~~.~~, ~~S~~shareholders with amounts invested in one or more of the Acquired Portfolios….

Proposal relating to the election of the Board of Trustees of the VIP Trust: In Proposal 4~~.~~, ~~The~~ the shareholders of all of the Acquired Portfolios….

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d.

Comment: In the Summary section of the Proxy Statement/Prospectus, in the discussion of the Proposals relating to the proposed Reorganizations, please consider revising the disclosure regarding expense reimbursements using Plain English concepts and separating the disclosure into two paragraphs, one discussing the Acquired Portfolios that are currently operating above their expense caps and for which EIM will pay the reorganization expenses, and another discussing the Acquired Portfolios that are currently operating below their expense caps and are expected to pay their reorganization expenses. With respect to the second such paragraph, please consider including a table or chart with the estimated reorganization expenses and consider including a separate heading for this discussion. The staff notes that Plain English concepts encourage presenting information in tabular form, where appropriate.

Response: The Trusts have revised the above-referenced disclosure as follows:

For each proposed Reorganization, it is estimated that the annual operating expense ratio of each class of shares of the Acquiring Portfolio, immediately following the Reorganization (and excluding the one-time, non-recurring expenses of the Reorganization), will be the same as that of the corresponding class of shares of the corresponding Acquired Portfolio~~,~~ for the fiscal year ended December 31, 2022. In addition, pursuant to a contract, EIM has agreed to make payments or waive expenses to limit, for a specified period of time, the expenses of each class of shares of an Acquiring Portfolio and its corresponding Acquired Portfolio so that its annual operating expenses (excluding certain expense items) do not exceed a specified annualized rate (i.e., its “expense cap”). ~~each~~ Each Acquiring Portfolio and its corresponding Acquired Portfolio are subject to the same contractual expense caps, but the expense limitation arrangement for each Acquiring Portfolio extends through April 30, 2025, one year beyond that for its corresponding Acquired Portfolio. There is no assurance that fees and expenses will not increase after April 30, 2025, which is when the expense limitation arrangement for each Acquiring Portfolio will terminate if it is not renewed by EIM and the EQ Trust’s Board. EIM has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense cap set forth in its expense limitation arrangement. No brokerage commissions or other transaction costs are expected to be incurred by any Acquired Portfolio in connection with its proposed Reorganization. [hard return added]

The annual operating expenses of each of the Acquired Portfolios in the following table currently exceed its respective expense cap, so EIM is currently making payments or waiving expenses for each of these Acquired Portfolios to limit each such Acquired Portfolio’s annual operating expenses

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to its expense cap. Under these circumstances, each of these Acquired Portfolios cannot pay any portion of its ~~The~~ estimated Reorganization expenses (excluding portfolio transaction costs, ~~which (~~if any~~) would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization~~), as shown in the table, ~~for each of the following Acquired Portfolios~~ without causing its annual operating expenses to exceed its respective expense cap. ~~and~~ Accordingly, EIM is ~~are~~ expected to ~~be paid by EIM: EQ/Conservative Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2055 Allocation Portfolio, and EQ/Core Plus Bond Portfolio~~ pay the entire portion of the Reorganization expenses for each such Acquired Portfolio.

Acquired Portfolio	Estimated Reorganization expenses (excluding portfolio transaction costs, if any) expected to be paid by EIM
EQ/Conservative Allocation Portfolio	$76,000
Target 2015 Allocation Portfolio	$5,800
Target 2025 Allocation Portfolio	$15,600
Target 2055 Allocation Portfolio	$19,000
EQ/Core Plus Bond Portfolio	$215,000

The annual operating expenses of each of the Acquired Portfolios in the following table currently do not exceed its respective expense cap, so EIM is not currently making payments or waiving expenses for any of these Acquired Portfolios. Each of these Acquired Portfolios can pay the entire portion of its ~~The~~ estimated Reorganization expenses (excluding portfolio transaction costs, ~~which (~~if any~~) would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization~~), as shown in the table, ~~for each of the following Acquired Portfolios do not~~ without causing its annual operating expenses to exceed its respective expense cap. ~~and~~ Accordingly, each such Acquired Portfolio is ~~are~~ expected to ~~be paid by the respective Acquired Portfolio: EQ/Conservative-Plus Allocation Portfolio, EQ/Moderate Allocation Portfolio, EQ/Moderate-Plus Allocation Portfolio, EQ/Aggressive Allocation Portfolio, Target 2035 Allocation Portfolio, and Target 2045 Allocation Portfolio~~ pay the entire portion of its Reorganization expenses.

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Acquired Portfolio	Estimated Reorganization expenses (excluding portfolio transaction costs, if any) expected to be paid by Acquired Portfolio
EQ/Conservative-Plus Allocation Portfolio	$97,000
EQ/Moderate Allocation Portfolio	$693,000
EQ/Moderate-Plus Allocation Portfolio	$502,000
EQ/Aggressive Allocation Portfolio	$253,000
Target 2035 Allocation Portfolio	$24,200
Target 2045 Allocation Portfolio	$26,400

e.

Comment: The above-referenced disclosure regarding expense reimbursements includes the following language: “The estimated Reorganization expenses (excluding portfolio transaction costs, which (if any) would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization) for each of the following Acquired Portfolios….” Please confirm whether such costs are contemplated. If such costs are not contemplated, then please delete the parenthetical language. Alternatively, it would be fine to revise the parenthetical language to read, e.g., as follows: “(excluding portfolio transaction costs, if any)”.

Response: As stated elsewhere in the Proxy Statement/Prospectus, no brokerage commissions or other transaction costs are expected to be incurred by any Acquired Portfolio in connection with its proposed Reorganization. Accordingly, as shown in the response to comment 1.d. above, the Trusts have revised the parenthetical language to read as follows: “(excluding portfolio transaction costs, ~~which (~~if any~~) would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization~~)….”

f.

Comment: In Proposal 4, the table setting forth the nominees for election as trustees of the VIP Trust includes a footnote stating, “Mses. Haydel and Laughton each serves as a consultant to the Board effective September 1, 2023.” Please clarify what that means.

Response: The Trusts have revised the footnote disclosure to read as follows:

Mses. Haydel and Laughton each has been retained to serve~~s~~ as a consultant to the Board effective September 1, 2023, to advise the Board on matters relating to the mutual fund industry, which includes, but is not limited to, participation and attendance at regularly-scheduled and special meetings of the Board and/or committees of the Board and advice on investment performance, distribution activities, compliance and other matters.

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g.

Comment: Please disclose in the Board Considerations section of the Proxy Statement/Prospectus whether the Board considered the impact on the Contractholders where the applicable Acquired Portfolios would bear the expenses of the Reorganizations.

Response: The Trusts have revised the relevant portion of the Board Considerations section of the Proxy Statement/Prospectus to read as follows:

Further, as discussed in the section immediately below entitled “Potential Benefits of the Reorganizations to EIM and its Affiliates,” in considering whether to approve the Reorganizations, the Board recognized the potential benefits to and conflicts of interest of EIM and its affiliates and concluded that the potential benefits of the Reorganizations, including the elimination of certain redundancies associated with maintaining the VIP Trust as a separate legal entity, supported a decision to approve the Reorganizations. [hard return added]

The Board also considered the estimated costs of the Reorganizations as well as EIM’s proposed allocation of Reorganization expenses among the Acquired Portfolios. The Board also considered that EIM has agreed to pay expenses of each Reorganization that exceed an Acquired Portfolio’s expense cap set forth in its expense limitation arrangement. The Board noted that the estimated Reorganization expenses (excluding ~~any~~ portfolio transaction costs, ~~which are expected to be zero or negligible and which,~~ if any ~~and unless otherwise noted, would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization~~) for each of the following Acquired Portfolios exceed its respective expense cap and are expected to be paid by EIM: EQ/Conservative Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2055 Allocation Portfolio, and EQ/Core Plus Bond Portfolio. The Board also considered that the estimated Reorganization expenses (excluding ~~any~~ portfolio transaction costs, ~~which are expected to be zero or negligible and which,~~ if any ~~and unless otherwise noted, would be incurred by the Portfolio and indirectly by Contractholders both before and after the Reorganization~~) for each of the following Acquired Portfolios do not exceed its respective expense cap and are expected to be paid by the respective Acquired Portfolio: EQ/Conservative-Plus Allocation Portfolio, EQ/Moderate Allocation Portfolio, EQ/Moderate-Plus Allocation Portfolio, EQ/Aggressive Allocation Portfolio, Target 2035 Allocation Portfolio, and Target 2045 Allocation Portfolio. The Board considered that the Reorganization

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expenses are one-time, non-recurring expenses and considered the impact of these expenses on Contractholders, noting also that EIM expects that, over time, the anticipated cost savings as a result of the Reorganizations will inure to the Contractholders’ benefit.

h.

Comment: For each Acquired Portfolio that is currently operating below its expense cap and is expected to pay its reorganization expenses, please clarify whether the estimated dollar amount of reorganization expenses stated in the Proxy Statement/Prospectus is the amount that such Acquired Portfolio is expected to pay or whether (for example, where such an Acquired Portfolio is currently operating only a few basis points below its expense cap) any portion of that amount is expected to exceed the expense cap and be paid by EIM.

Response: The revised disclosure set forth in the response to comment 1.d. above clarifies that each Acquired Portfolio that is currently operating below its expense cap can pay the entire portion of its estimated Reorganization expenses (excluding portfolio transaction costs, if any), as shown in the table, without causing its annual operating expenses to exceed its respective expense cap and, therefore, each such Acquired Portfolio is expected to pay the entire portion of its estimated Reorganization expenses.

2.	Part C and Exhibits

a.

Comment: Please confirm that the EQ Trust has filed opinions of counsel supporting the tax consequences of the proposed Reorganizations, including an opinion that there will be no tax consequences to Contractholders. Please also confirm that the EQ Trust has undertaken to file an executed copy of the opinions of counsel supporting the tax consequences of the proposed reorganizations as an amendment to the Registration Statement within a reasonable time after receipt of such opinions.

Response: The EQ Trust confirms that it filed, as Exhibit 12 to the Registration Statement, forms of two opinions of counsel supporting the tax consequences of the proposed Reorganizations, including a form of opinion that there will be no tax consequences to Contractholders. The EQ Trust also confirms that it included, in Item 17 of Part C of the Registration Statement, an undertaking to file – and the EQ Trust will file – an executed copy of the opinions of counsel supporting the tax consequences of the proposed Reorganizations as an amendment to the Registration Statement within a reasonable time after receipt of such opinions.

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Accounting Comments

Proxy Statement/Prospectus

a.	Comment: Fee Tables – Please confirm that the fees presented within the fee table for each Reorganization represent current fees of the Portfolios.

Response: The Trusts confirm that the fees presented within the fee table for each Reorganization represent current fees of the Portfolios.

b.

Comment: Fee Tables – Please include an “Other Expenses” footnote that details the impact of one-time, non-recurring expenses associated with the Reorganization for all tables (e.g., EQ/Moderate-Plus Allocation Portfolio is lacking).

Response: As indicated in the disclosure set forth in the response to comment 1.d. above, each of EQ/Conservative-Plus Allocation Portfolio, EQ/Moderate Allocation Portfolio, EQ/Moderate-Plus Allocation Portfolio, EQ/Aggressive Allocation Portfolio, Target 2035 Allocation Portfolio, and Target 2045 Allocation Portfolio is expected to pay the entire portion of the estimated Reorganization expenses associated with its Reorganization. In response to the staff’s comment, the Trusts have revised the Fee Tables for each of EQ/Moderate-Plus Allocation Portfolio and EQ/Aggressive Allocation Portfolio, for which the one-time, non-recurring Reorganization expenses to be paid by the Acquired Portfolio are estimated to be less than one basis point, to include the following “Other Expenses” footnote: “Other Expenses do not reflect the impact of one-time, non-recurring expenses associated with the Reorganization, which are estimated to be less than 0.01%.” An “Other Expenses” footnote is currently included in the Fee Tables for each of EQ/Conservative-Plus Allocation Portfolio, EQ/Moderate Allocation Portfolio, Target 2035 Allocation Portfolio, and Target 2045 Allocation Portfolio, for which the one-time, non-recurring Reorganization expenses to be paid by the Acquired Portfolio are estimated to be at least one basis point.

Also as indicated in the disclosure set forth in the response to comment 1.d. above, EIM (not the Acquired Portfolio) is expected to pay the entire portion of the estimated Reorganization expenses associated with the Reorganization of each of EQ/Conservative Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2055 Allocation Portfolio, and EQ/Core Plus Bond Portfolio. Accordingly, no “Other Expenses” footnote detailing the impact of these one-time, non-recurring expenses is included in the Fee Tables for these Acquired Portfolios.

c.	Comment: Capitalization Tables – Please detail and quantify the Reorganization cost adjustments (e.g., 1 bp) and include a cross-reference to where the costs are detailed.

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Response: The Trusts have revised the Capitalization Tables to quantify the estimated Reorganization cost adjustments in dollars and in basis points (as well as to indicate, for five of the Acquired Portfolios, that EIM is expected to pay these costs) and to include a cross-reference to the section of the Proxy Statement/Prospectus entitled “Voting Information – Solicitation of Proxies and Voting Instructions”, where a detailed description of the estimated costs of the Reorganizations appears.

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If you have any questions or comments concerning the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Shane Daly, Esq.

Maureen Kane, Esq.

Kristina Magolis, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP